You may not send a completed printout of this form to the SEC to satisfy a filing obligaton. You can only satisfy an SEC filing obligation by submitting the information required by this form to the SEC in electronic format online at https://www.edgarfiling.sec.gov.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

OMB Approval
OMB Number: 3235-0175
Expires: June 30, 2022
Estimated average burden
hours per response. 1.0

Name: *	ESTATE OF JERRY WAYNE THOMAS JR TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

CARE OF
16015 Cairnway Dr,. # 841968
(near) Houston Texas [ 77084-1968 ]

Telephone Number (including area code):	281-785-8853

Name and address of agent for service of process:
Civilian(s)/Chapiter Resident(s): thomas, jerry wayne, CAF#13431: Department of Health, Board of Directors:
Texas Registrar file No. 142-80-096393/ 142-1980-096393, Principal Financial and Accounting Officer as transfer agent:

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒* *  NO ☐

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of HOUSTON and state of TEXAS on the 28TH day of APRIL of 2022.

*  See footnote 1 to Item 1.

**  See Instructions 4(b) and 4(f).

SEC 1102 (12-01)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Signature /s/ JERRY W. THOMAS EL

Registrant: Pinchas Wood El dba  JERRY W. THOMAS EL

Name of Sponsor: TEXAS

Attest: /s/

Title: Civilian

MERCHANT-RESIDENT-MASTER-SEAMAN

FL REGISTRAR NO. 142-80-096393

DBA JERRY WAYNE THOMAS JR

MARKET IDENTIFIER NO.  ?

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

EXHIBIT X

CONFIDENTIAL PRIVATE

PLACEMENT MEMORANDUM

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Employees’ Securities Company

Foreign Financial Institution &

International Organization

$100,000,000

Private Placement of Commercial Paper

NEW ISSUE-BOOK ENTRY

ESTATE OF JERRY WAYNE THOMAS JR TRUST

International Organization

C/O 16015 CAIRNWAY DR # 841968

HOUSTON TX [77084-1968]

(281)785-8853

Placement Agent

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Summary of the Offering

$100,000,000

Private Placement of Commercial Paper

THIS ISSUE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS ISSUE NOR ANY INTEREST HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A (“RULE 144A”) UNDER THE SECURITIES ACT), (2) AGREES NOT TO OFFER, SELL, OR OTHERWISE TRANSFER THIS ISSUE PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) OF THE SECURITIES OF THE SECURITIES ACT) AFTER THE LATER OF THE ORIGINAL ISSUE DATE OF THE SECURITY AND THE LAST DATE ON WHICH THE ESTATE OF JERRY WAYNE THOMAS JR TRUST OR ANY “AFFILIATE” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OF THE ESTATE OF JERRY WAYNE THOMAS JR TRUST WAS THE OWNER OF THIS ISSUE (OR ANY PREDESSOR OF THIS ISSUE) OR (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE “RESALE RESTRICTION TERMINATION DATE”) EXCEPT (A) TO THE ESTATE OF JERRY WAYNE THOMAS JR TRUST, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SOLONG AS THE ISSUE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN EACH CASE TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGSITRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT IN EACH OF THE FOERGOING CASES TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BA AT ALL TIMES WITHIN ITS OR THEIR CONTROL, AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS ISSUE WILL BE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ESTATE OF JERRY WAYNE THOMAS JR TRUST AND THE OFFICER SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (1) PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, BUT ONLY IF THIS ISSUE IS NOT A GLOBAL SECURITY, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS ISSUE IS COMPLETED AND DELIVERED BY THE TRANSFERER TO THE ESTATE OF JERRY WAYNE THOMAS JR TRUST AND THE OFFICER. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

--The Date of this Memorandum is May 21, 2022

If a non-affiliate holds securities that are not restricted securities, there are no limitations on that person’s resales If the transferee of a restricted security or a control security is not an affiliate and the transaction is made in accordance with Rule 144, it will own a freely transferable, unrestricted security;[10]

IMPORTANT NOTICE

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE REGISTRATION LAWS.

THE SECURITIES ARE OFFERED WITHOUT REGISTRATION IN RELIANCE ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A, 22 U.S. Code § 288a-f, Dec. 29, 1945, ch. 652, title I, § 2, 59 Stat. 669-673 THEREUNDER. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) OR ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, OR HAS ANY SUCH COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS CONFIDENTIAL PRIVATE OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS DESCRIBED HEREIN.

THE INFORMATION PRESENTED HEREIN WAS PREPARED BY THE ISSUER AND IS BEING FURNISHED SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS PRIVATE PLACEMENT OFFERING. NO PLACEMENT AGENTS HAVE INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN AND MAKE NO REPRESENTATIONS OR WARRANTIES AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. NOTHING CONTAINED HEREIN IS, OR SHOULD BE RELIED ON AS A REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE ISSUER.

THESE OFFERING MATERIALS DO NOT PROPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT THE PROSEPCTIVE INVESTTOR MAY DESIRE IN INVESTIGATING THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE PRIVATE PLACEMENT ISSUE(S). SEE “RISK FACTORS” FOR A DISCUSSION OF SOME FACTORS THAT COULD BE CONSIDERED IN CONNECTION WITH THE PURCHASE OF THE ISSUE. PRIOR TO INVESTMENT, THE ISSUER WILL MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR, AND HIS ADVISERS, THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE ISSUER, CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE ISSUER, ITS BUSINESS, OR ANY OTHER RELEVANT MATTER, AND TO OBTAIN ANY ADDITIONAL INFORMATION TO THE EXTENT THE ISSUER POSSES SUCH INFORMATION.

THESE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE ISSUE IN ANY JURISDICTION OR TO ANY INVESTOR TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, EXCEPT AS OTHERWISE INDICATED, THESE OFFERING MATERIALS SPEAK AS OF THE DATE HEREON. NEITHER THE DELIVERY OF THESE OFFERING MATERIALS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER OR ITS CONTEMPLATED BUSINESS AFTER THE DATE HEREON.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS MEMORANDUM, OR IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER.

INVESTORS, WHO IN ALL CASES MUST BE ACCREDITED INVESTORS, MUST CONSULT WITH THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS, AND MAY RELY ON THEIR, AND THEIR ADVISERS’ EXAMINATION OF THE TERMS OF THE OFFERING, AND THE MERITS AND RISKS INVOLVED.

NO DEALER, BROKER, SALESMAN OR OTHER PERSON HAS BEEN AUTHROIZED BY THE ISSUER, TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS CONFIDENTIAL PRIVATE OFFERING MEMORANDUM, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER OR THE PLACEMENT AGENT. THIS CONFIDENTIAL PRIVATE OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR THERE ANY SALE OF THE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. THE INFORMATION SET FORTH HEREIN CONCERNING THE DEPOSITORY TRUST COMPANY (“DTC”) HAS BEEN FURNISHED BY DTC AND NO REPRESENTATION IS MADE BY THE ISSUER AS TO THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION.

FOR ALL INVESTORS

THE UNITS ARE OFFERED AND SOLD PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER VARIOUS STATE SECURITIES LAWS, AND UNDER THE FEDERAL SECURITIES LAWS, AS WELL AS FROM THE BRITISH VIRGINS ISLANDS. THE TERMS OF THIS OFFERING HAVE NOT BEEN REVIEWED BY THE SECURITIES AUTHORITIES OF SUCH STATES OR BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

THE UNITS MAY NOT BE RESOLD BY AN INVESTOR EXCEPT IN A TRANSACTION WHICH IS REGISTERED UNDER SUCH SECURITIES LAWS OR IS EXEMPT FROM SUCH REGISTRATION. IN ADDITION, THE PROGRAM AGREEMENT IMPOSES SUBSTANTIAL FURTHER RESTRICTIONS UPON ANY PROPOSED TRANSFER.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FORGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE MADE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

1.    NOTICE TO ALABAMA RESIDENTS ONLY: THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ALABAMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ALABAMA SECURITIES COMMISSION. THE COMMISSION DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2.    NOTICE TO ALASKA RESIDENTS ONLY: THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED WITH THE ADMINISTRATOR OF SECURITIES OF THE STATE OF ALASKA UNDER PROVISIONS OF 3 AAC 08.503. THE INVESTOR IS ADVISED THAT THE ADMINISTRATOR HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THE DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE ADMINISTRATOR. THE FACT OF REGISTRATION DOES NOT MEAN THAT THE ADMINISTRATOR HAS PASSED IN ANY WAY UPON THE MERITS, RECOMMENDED, OR APPROVED THE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A VIOLATION OF 45.55.170. THE INVESTOR MUST RELY ON THE INVESTOR'S OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

3.    NOTICE TO ARIZONA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE ARIZONA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PURSUANT TO A.R.S. SECTION 44-1844 (1) AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE ALSO REGISTERED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

4.    NOTICE TO ARKANSAS RESIDENTS ONLY: THESE SECURITIES ARE OFFERED IN RELIANCE UPON CLAIMS OF EXEMPTION UNDER THE ARKANSAS SECURITIES ACT AND SECTION 4(2) OF THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ARKANSAS SECURITIES DEPARTMENT OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE DEPARTMENT NOR THE COMMISSION HAS PASSED UPON THE VALUE OF THESE SECURITIES, MADE ANY RECOMMENDATIONS AS TO THEIR PURCHASE, APPROVED OR DISAPPROVED THIS OFFERING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.    FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFORE PRIOR TO SUCH QUALIFICATIONS IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPTED FROM QUALIFICATION BY SECTION 25100, 25102, OR 25104 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS OFFERING ARE EXPRESSLY CONDITION UPON SUCH QUALIFICATIONS BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

6.    FOR COLORADO RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT OF 1991 BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT OF 1991, IF SUCH REGISTRATIONIS REQUIRED.

7.    NOTICE TO CONNECTICUT RESIDENTS ONLY: SHARES ACQUIRED BY CONNECTICUT RESIDENTS ARE BEING SOLD AS A TRANSACTION EXEMPT UNDER SECTION 36b-31-21b-9b OF THE CONNECTICUT, UNIFORM SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF CONNECTICUT. ALL INVESTORS SHOULD BE AWARE THAT THERE ARE CERTAIN RESTRICTIONS AS TO THE TRANSFERABILITY OF THE SHARES.

8.    NOTICE TO DELAWARE RESIDENTS ONLY: IF YOU ARE A DELAWARE RESIDENT, YOU ARE HEREBY ADVISED THAT THESE SECURITIES ARE BEING OFFERED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE DELAWARE SECURITIES ACT. THE SECURITIES CANNOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IN A TRANSACTION WHICH IS OTHERWISE IN COMPLIANCE WITH THE ACT.

9.    NOTICE TO DISTRICT OF COLUMBIA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES BUREAU OF THE DISTRICT OF COLUMBIA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

10.    NOTICE TO FLORIDA RESIDENTS ONLY: THE SHARES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH THE FLORIDA DIVISION OF SECURITIES AND INVESTOR PROTECTION UNDER THE FLORIDA SECURITIES ACT. THE SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF SAID ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL OFFEREES WHO ARE FLORIDA RESIDENTS SHOULD BE AWARE THAT SECTION 517.061(11)(a)(5) OF THE ACT PROVIDES, IN RELEVANT PART, AS FOLLOWS: "WHEN SALES ARE MADE TO FIVE OR MORE PERSONS IN [FLORIDA], ANY SALE IN [FLORIDA] MADE PURSUANT TO [THIS SECTION] IS VOIDABLE BY THE PURCHASER IN SUCH SALE EITHER WITHIN 3 DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT OR WITHIN 3 DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER." THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH PERSON ENTITLED TO EXERCISE THE PRIVILEGE TO AVOID SALES GRANTED BY SECTION 517.061 (11) (A)(5) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN 3 DAYS AFTER THE TENDER OF ANY AMOUNT TO THE COMPANY OR TO ANY AGENT OF THE COMPANY (INCLUDING THE SELLING AGENT OR ANY OTHER DEALER ACTING ON BEHALF OF THE PARTNERSHIP OR ANY SALESMAN OF SUCH DEALER) OR AN ESCROW AGENT CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO THE COMPANY AT THE ADDRESS PROVIDED IN THIS CONFIDENTIAL EXECUTIVE SUMMARY. SUCH LETTER OR TELEGRAM MUST BE SENT AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF A PERSON IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD A PERSON MAKE THIS REQUEST ORALLY, HE MUST ASK FOR WRITTEN CONFIRMATION THAT HIS REQUEST HAS BEEN RECEIVED.

11.    NOTICE TO GEORGIA RESIDENTS ONLY: THESE SECURITIES ARE OFFERED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE GEORGIA SECURITIES ACT PURSUANT TO REGULATION 590-4-5-04 AND -01. THE SECURITIES CANNOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IN A TRANSACTION WHICH IS OTHERWISE IN COMPLIANCE WITH THE ACT.

12.    NOTICE TO HAWAII RESIDENTS ONLY: NEITHER THIS PROSPECTUS NOR THE SECURITIES DESCRIBED HEREIN BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF SECURITIES OF THE STATE OF HAWAII NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

13.    NOTICE TO IDAHO RESIDENTS ONLY: THESE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE IDAHO SECURITIES ACT IN RELIANCE UPON EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 30-14-203 OR 302(c) THEREOF AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SAID ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SAID ACT.

14.    NOTICE TO ILLINOIS RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF THE STATE OF ILLINOIS NOR HAS THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

15.    NOTICE TO INDIANA RESIDENTS ONLY: THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 23-2-1-2 OF THE INDIANA SECURITIES LAW AND HAVE NOT BEEN REGISTERED UNDER SECTION 23-2-1-3. THEY CANNOT THEREFORE BE RESOLD UNLESS THEY ARE REGISTERED UNDER SAID LAW OR UNLESS AN EXEMPTION FORM REGISTRATION IS AVAILABLE. A CLAIM OF EXEMPTION UNDER SAID LAW HAS BEEN FILED, AND IF SUCH EXEMPTION IS NOT DISALLOWED SALES OF THESE SECURITIES MAY BE MADE. HOWEVER, UNTIL SUCH EXEMPTION IS GRANTED, ANY OFFER MADE PURSUANT HERETO IS PRELIMINARY AND SUBJECT TO MATERIAL CHANGE.

16.    NOTICE TO IOWA RESIDENTS ONLY: IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED; THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

17.    NOTICE TO KANSAS RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 81-5-15 OF THE KANSAS SECURITIES ACT AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

18.    NOTICE TO KENTUCKY RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER TITLE 808 KAR 10:210 OF THE KENTUCKY SECURITIES ACT AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

19.    NOTICE TO LOUISIANA RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER RULE 1 OF THE LOUISIANA SECURITIES LAW AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

20.    NOTICE TO MAINE RESIDENTS ONLY: THE ISSUER IS REQUIRED TO MAKE A REASONABLE FINDING THAT THE SECURITIES OFFERED ARE A SUITABLE INVESTMENT FOR THE PURCHASER AND THAT THE PURCHASER IS FINANCIALLY ABLE TO BEAR THE RISK OF LOSING THE ENTIRE AMOUNT INVESTED.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION UNDER §16202(15) OF THE MAINE UNIFORM SECURITIES ACT AND ARE NOT REGISTERED WITH THE SECURITIES ADMINISTRATOR OF THE STATE OF MAINE.

THE SECURITIES OFFERED FOR SALE MAY BE RESTRICTED SECURITIES AND THE HOLDER MAY NOT BE ABLE TO RESELL THE SECURITIES UNLESS:

1.    THE SECURITIES ARE REGISTERED UNDER STATE AND FEDERAL SECURITIES LAWS, OR

2.    AN EXEMPTION IS AVAILABLE UNDER THOSE LAWS.

21.    NOTICE TO MARYLAND RESIDENTS ONLY: IF YOU ARE A MARYLAND RESIDENT AND YOU ACCEPT AN OFFER TO PURCHASE THESE SECURITIES PURSUANT TO THIS MEMORANDUM, YOU ARE HEREBY ADVISED THAT THESE SECURITIES ARE BEING SOLD AS A TRANSACTION EXEMPT UNDER SECTION 11- 602(9) OF THE MARYLAND SECURITIES ACT. THE SHARES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF MARYLAND. ALL INVESTORS SHOULD BE AWARE THAT THERE ARE CERTAIN RESTRICTIONS AS TO THE TRANSFERABILITY OF THE SHARES.

22.    NOTICE TO MASSACHUSETTS RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MASSACHUSETTS UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

23.    NOTICE TO MICHIGAN RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 451.701 OF THE MICHIGAN UNIFORM SECURITIES ACT (THE ACT) AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF MICHIGAN ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

24.    NOTICE TO MINNESOTA RESIDENTS ONLY: THESE SECURITIES BEING OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER CHAPTER 80A OF THE MINNESOTA SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, OR AN EXEMPTION THEREFROM.

25.    NOTICE TO MISSISSIPPI RESIDENTS ONLY: THE SHARES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE MISSISSIPPI SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE MISSISSIPPI SECRETARY OF STATE OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECRETARY OF STATE NOR THE COMMISSION HAS PASSED UPON THE VALUE OF THESE SECURITIES, OR APPROVED OR DISAPPROVED THIS OFFERING. THE SECRETARY OF STATE DOES NOT RECOMMEND THE PURCHASE OF THESE OR ANY OTHER SECURITIES. EACH PURCHASER OF THE SECURITIES MUST MEET CERTAIN SUITABILITY STANDARDS AND MUST BE ABLE TO BEAR AN ENTIRE LOSS OF THIS INVESTMENT. THE SECURITIES MAY NOT BE TRANSFERRED FOR A PERIOD OF ONE (1) YEAR EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE MISSISSIPPI SECURITIES ACT OR IN A TRANSACTION IN COMPLIANCE WITH THE MISSISSIPPI SECURITIES ACT.

26.    FOR MISSOURI RESIDENTS ONLY: THE SECURITIES OFFERED HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE PURCHASER IN A TRANSACTION EXEMPT UNDER SECTION 4.G OF THE MISSOURI SECURITIES LAW OF 1953, AS AMENDED. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF MISSOURI. UNLESS THE SECURITIES ARE SO REGISTERED, THEY MAY NOT BE OFFERED FOR SALE OR RESOLD IN THE STATE OF MISSOURI, EXCEPT AS A SECURITY, OR IN A TRANSACTION EXEMPT UNDER SAID ACT.

27.    NOTICE TO MONTANA RESIDENTS ONLY: IN ADDITION TO THE INVESTOR SUITABILITY STANDARDS THAT ARE OTHERWISE APPLICABLE, ANY INVESTOR WHO IS A MONTANA RESIDENT MUST HAVE A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) IN EXCESS OF FIVE (5) TIMES THE AGGREGATE AMOUNT INVESTED BY SUCH INVESTOR IN THE SHARES.

28.    NOTICE TO NEBRASKA RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER CHAPTER 15 OF THE NEBRASKA SECURITIES LAW AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

29.    NOTICE TO NEVADA RESIDENTS ONLY: IF ANY INVESTOR ACCEPTS ANY OFFER TO PURCHASE THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION NRS 92.520 OF THE NEVADA SECURITIES LAW. THE INVESTOR IS HEREBY ADVISED THAT THE ATTORNEY GENERAL OF THE STATE OF NEVADA HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING AND THE FILING OF THE OFFERING WITH THE BUREAU OF SECURITIES DOES NOT CONSTITUTE APPROVAL OF THE ISSUE, OR SALE THEREOF, BY THE BUREAU OF SECURITIES OR THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEVADA. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NEVADA ALLOWS THE SALE OF SECURITIES TO 25 OR FEWER PURCHASERS IN THE STATE WITHOUT REGISTRATION. HOWEVER, CERTAIN CONDITIONS APPLY, I.E., THERE CAN BE NO GENERAL ADVERTISING OR SOLICITATION AND COMMISSIONS ARE LIMITED TO LICENSED BROKER-DEALERS. THIS EXEMPTION IS GENERALLY USED WHERE THE PROSPECTIVE INVESTOR IS ALREADY KNOWN AND HAS A PRE-EXISTING RELATIONSHIP WITH THE COMPANY. (SEE NRS 90.530.11.)

30.    NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE UNDER THIS CHAPTER HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

31.    NOTICE TO NEW JERSEY RESIDENTS ONLY: IF YOU ARE A NEW JERSEY RESIDENT AND YOU ACCEPT AN OFFER TO PURCHASE THESE SECURITIES PURSUANT TO THIS MEMORANDUM, YOU ARE HEREBY ADVISED THAT THIS MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

32.    NOTICE TO NEW MEXICO RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES DIVISION OF THE NEW MEXICO DEPARTMENT OF BANKING NOR HAS THE SECURITIES DIVISION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

33.    NOTICE TO NEW YORK RESIDENTS ONLY: THIS DOCUMENT HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE COMPANY HAS TAKEN NO STEPS TO CREATE AN AFTER MARKET FOR THE SHARES OFFERED HEREIN AND HAS MADE NO ARRANGEMENTS WITH BROKERS OF OTHERS TO TRADE OR MAKE A MARKET IN THE SHARES. AT SOME TIME IN THE FUTURE, THE COMPANY MAY ATTEMPT TO ARRANGE FOR INTERESTED BROKERS TO TRADE OR MAKE A MARKET IN THE SECURITIES AND TO QUOTE THE SAME IN A PUBLISHED QUOTATION MEDIUM, HOWEVER, NO SUCH ARRANGEMENTS HAVE BEEN MADE AND THERE IS NO ASSURANCE THAT ANY BROKERS WILL EVER HAVE SUCH AN INTEREST IN THE SECURITIES OF THE COMPANY OR THAT THERE WILL EVER BE A MARKET THEREFORE.

34.    NOTICE TO NORTH CAROLINA RESIDENTS ONLY: IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FORGOING AUTHORITIES HAVE NOT CONFIRMED ACCURACY OR DETERMINED ADEQUACY OF THIS DOCUMENT. REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

35.    NOTICE TO NORTH DAKOTA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSIONER OF THE STATE OF NORTH DAKOTA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

36.    NOTICE TO OHIO RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 1707.3(X) OF THE OHIO SECURITIES LAW AND MAY NOT BE RE-OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

37.    OTICE TO OKLAHOMA RESIDENTS ONLY: THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF OKLAHOMA IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION FOR PRIVATE OFFERINGS. ALTHOUGH A PRIOR FILING OF THIS MEMORANDUM AND THE INFORMATION HAS BEEN MADE WITH THE OKLAHOMA SECURITIES COMMISSION, SUCH FILING IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE AN APPROVAL, RECOMMENDATION OR ENDORSEMENT, AND IN NO SENSE IS TO BE REPRESENTED AS AN INDICATION OF THE INVESTMENT MERIT OF SUCH SECURITIES. ANY SUCH REPRESENTATION IS UNLAWFUL.

38.    NOTICE TO OREGON RESIDENTS ONLY: THE SECURITIES OFFERED HAVE BEEN REGISTERED WITH THE CORPORATION COMMISSION OF THE STATE OF OREGON UNDER PROVISIONS OF ORS 59.049. THE INVESTOR IS ADVISED THAT THE COMMISSIONER HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THE DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE COMMISSIONER. THE INVESTOR MUST RELY ON THE INVESTOR'S OWN EXAMINATION OF THE COMPANY CREATING THE SECURITIES, AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

39.    NOTICE TO PENNSYLVANIA RESIDENTS ONLY: EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM REGISTRATION BY SECTION 203(d), DIRECTLY FROM THE ISSUER OR AFFILIATE OF THIS ISSUER, SHALL HAVE THE RIGHT TO WITHDRAW HIS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY) OR ANY OTHER PERSON WITHIN TWO (2) BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF HIS WRITTEN BINDING CONTRACT OF PURCHASE OR, IN THE CASE OF A TRANSACTION IN WHICH THERE IS NO BINDING CONTRACT OF PURCHASE, WITHIN TWO (2) BUSINESS DAYS AFTER HE MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED. IF YOU HAVE ACCEPTED AN OFFER TO PURCHASE THESE SECURITIES MADE PURSUANT TO A PROSPECTUS WHICH CONTAINS A NOTICE EXPLAINING YOUR RIGHT TO WITHDRAW YOUR ACCEPTANCE PURSUANT TO SECTION 207(m) OF THE PENNSYLVANIA SECURITIES ACT OF 1972 (70 PS § 1- 207(m), YOU MAY ELECT, WITHIN TWO (2) BUSINESS DAYS AFTER THE FIRST TIME YOU HAVE RECEIVED THIS NOTICE AND A PROSPECTUS TO WITHDRAW FROM YOUR PURCHASE AGREEMENT AND RECEIVE A FULL REFUND OF ALL MONEYS PAID BY YOU. YOUR WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, YOU NEED ONLY SEND A LETTER OR TELEGRAM TO THE ISSUER (OR UNDERWRITER IF ONE IS LISTED ON THE FRONT PAGE OF THE PROSPECTUS) INDICATING YOUR INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED SECOND BUSINESS DAY. IF YOU ARE SENDING A LETTER, IT IS PRUDENT TO SEND IT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO EVIDENCE THE TIME WHEN IT WAS MAILED. SHOULD YOU MAKE THIS REQUEST ORALLY, YOU SHOULD ASK WRITTEN CONFIRMATION THAT YOUR REQUEST HAS BEEN RECEIVED. NO SALE OF THE SECURITIES WILL BE MADE TO RESIDENTS OF THE STATE OF PENNSYLVANIA WHO ARE NON-ACCREDITED INVESTORS IF THE AMOUNT OF SUCH INVESTMENT IN THE SECURITIES WOULD EXCEED TWENTY (20%) OF SUCH INVESTOR'S NET WORTH (EXCLUDING PRINCIPAL RESIDENCE, FURNISHINGS THEREIN AND PERSONAL AUTOMOBILES). EACH PENNSYLVANIA

RESIDENT MUST AGREE NOT TO SELL THESE SECURITIES FOR A PERIOD OF TWELVE (12) MONTHS AFTER THE DATE OF PURCHASE, EXCEPT IN ACCORDANCE WITH WAIVERS ESTABLISHED BY RULE OR ORDER OF THE COMMISSION. THE SECURITIES HAVE BEEN ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE PENNSYLVANIA SECURITIES ACT OF 1972. NO SUBSEQUENT RESALE OR OTHER DISPOSITION OF THE SECURITIES MAY BE MADE WITHIN 12 MONTHS FOLLOWING THEIR INITIAL SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION, EXCEPT IN ACCORDANCE WITH WAIVERS ESTABLISHED BY RULE OR ORDER OF THE COMMISSION, AND THEREAFTER ONLY PURSUANT TO AN EFFECTIVE REGISTRATION OR EXEMPTION.

40.    NOTICE TO RHODE ISLAND RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE DEPARTMENT OF BUSINESS REGULATION OF THE STATE OF RHODE ISLAND NOR HAS THE DIRECTOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

41.    NOTICE TO SOUTH CAROLINA RESIDENTS ONLY: THESE SECURITIES ARE BEING OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SOUTH CAROLINA UNIFORM SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SOUTH CAROLINA SECURITIES COMMISSIONER. THE COMMISSIONER DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

42.    NOTICE TO SOUTH DAKOTA RESIDENTS ONLY: THESE SECURITIES ARE BEING OFFERED FOR SALE IN THE STATE OF SOUTH DAKOTA PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SOUTH DAKOTA BLUE SKY LAW, CHAPTER 47-31, WITH THE DIRECTOR OF THE DIVISION OF SECURITIES OF THE DEPARTMENT OF COMMERCE AND REGULATION OF THE STATE OF SOUTH DAKOTA. THE EXEMPTION DOES NOT CONSTITUTE A FINDING THAT THIS MEMORANDUM IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIRECTOR OF THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

43.    NOTICE TO TENNESSEE RESIDENT ONLY: IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD. EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

44.    OTICE TO TEXAS RESIDENTS ONLY: THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN REGISTERED UNDER APPLICABLE TEXAS SECURITIES LAWS AND, THEREFORE, ANY PURCHASER THEREOF MUST BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE SECURITIES CANNOT BE RESOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER SUCH SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. FURTHER, PURSUANT TO §109.13 UNDER THE TEXAS SECURITIES ACT, THE COMPANY IS REQUIRED TO APPRISE PROSPECTIVE INVESTORS OF THE FOLLOWING: A LEGEND SHALL BE PLACED, UPON ISSUANCE, ON CERTIFICATES REPRESENTING SECURITIES PURCHASED HEREUNDER, AND ANY PURCHASER HEREUNDER SHALL BE REQUIRED TO SIGN A WRITTEN AGREEMENT THAT HE WILL NOT SELL THE SUBJECT SECURITIES WITHOUT REGISTRATION UNDER APPLICABLE SECURITIES LAWS, OR EXEMPTIONS THEREFROM.

45.    NOTICE TO UTAH RESIDENTS ONLY: THESE SECURITIES ARE BEING OFFERED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE UTAH SECURITIES ACT. THE SECURITIES CANNOT BE TRANSFERRED OR SOLD EXCEPT IN TRANSACTIONS WHICH ARE EXEMPTED UNDER THE ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IN A TRANSACTION WHICH IS OTHERWISE IN COMPLIANCE WITH THE ACT.

46.    NOTICE TO VERMONT RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES DIVISION OF THE STATE OF VERMONT NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

47.    NOTICE TO VIRGINIA RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION UNDER SECTION 13.1-514 OF THE VIRGINIA SECURITIES ACT AND MAY NOT BE RE- OFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

48.    NOTICE TO WASHINGTON RESIDENTS ONLY: THE ADMINISTRATOR OF SECURITIES HAS NOT REVIEWED THE OFFERING OR PRIVATE PLACEMENT MEMORANDUM AND THE SECURITIES HAVE NOT BEEN REGISTERED IN RELIANCE UPON THE SECURITIES ACT OF WASHINGTON, CHAPTER 21.20 RCW, AND THEREFORE, CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF WASHINGTON, CHAPTER 21.20 RCW, OR UNLESS AN EXEMPTION FROM REGISTRATION IS MADE AVAILABLE.

49.    NOTICE TO WEST VIRGINIA RESIDENTS ONLY: IF AN INVESTOR ACCEPTS AN OFFER TO PURCHASE ANY OF THE SECURITIES, THE INVESTOR IS HEREBY ADVISED THE SECURITIES WILL BE SOLD TO AND ACQUIRED BY IT/HIM/HER IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 15.06(b)(9) OF THE WEST VIRGINIA SECURITIES LAW AND MAY NOT BE REOFFERED FOR SALE, TRANSFERRED, OR RESOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND APPLICABLE RULES PROMULGATED THEREUNDER.

50.    NOTICE TO WISCONSIN RESIDENTS ONLY: IN ADDITION TO THE INVESTOR SUITABILITY STANDARDS THAT ARE OTHERWISE APPLICABLE, ANY INVESTOR WHO IS A WISCONSIN RESIDENT MUST HAVE A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) IN EXCESS OF THREE AND ONE-THIRD (3 1/3) TIMES THE AGGREGATE AMOUNT INVESTED BY SUCH INVESTOR IN THE SHARES OFFERED HEREIN.

51.    FOR WYOMING RESIDENTS ONLY: ALL WYOMING RESIDENTS WHO SUBSCRIBE TO PURCHASE SHARES OFFERED BY THE COMPANY MUST SATISFY THE FOLLOWING

MINIMUM FINANCIAL SUITABILITY REQUIREMENTS IN ORDER TO PURCHASE SHARES:

1.    A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000); AND

2.    THE PURCHASE PRICE OF SHARES SUBSCRIBED FOR MAY NOT EXCEED TWENTY PERCENT (20%) OF THE NET WORTH OF THE SUBSCRIBER; AND

3.    "TAXABLE INCOME" AS DEFINED IN SECTION 63 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, DURING THE LAST TAX YEAR AND ESTIMATED "TAXABLE INCOME" DURING THE CURRENT TAX YEAR SUBJECT TO A FEDERAL INCOME TAX RATE OF NOT LESS THAN THIRTY-THREE PERCENT (33%).

IN ORDER TO VERIFY THE FOREGOING, ALL SUBSCRIBERS WHO ARE WYOMING RESIDENTS WILL BE REQUIRED TO REPRESENT IN THE SUBSCRIPTION AGREEMENT THAT THEY MEET THESE WYOMING SPECIAL INVESTOR SUITABILITY REQUIREMENTS.

JURISDICTIONAL NOTES

Prospective investors are not to construe the contents of this document or any prior or subsequent communications from the offerer as legal or tax advice. Each investor must rely on his own representative as to legal, income tax and related matters concerning this investment.

PROJECTIONS MAY BE CONTAINED IN THIS MEMORANDUM AND ANY OTHER PROJECTIONS WHICH DO NOT CONFORM TO THOSE IN THIS OFFERING DOCUMENT SHOULD BE DISREGARDED.

EVERY INVESTOR SHOULD BE AWARE THAT THE COMPANY HAS NO OBLIGATION, NOR DOES IT INTEND, TO REPURCHASE THE UNITS FROM INVESTORS IN THE EVENT THAT, FOR ANY REASON, AN INVESTOR WISHES TO TERMINATE THE INVESTMENT.

This document is Confidential and contains proprietary information. It is intended for the exclusive use of the party of receipt. This document may not be reproduced either in part or in whole.

Foreign Jurisdiction

THESE SECURITIES HAVE NOT BEEN REGISTERED OR FILED WITH, OR OTHERWISE APPROVED BY ANY FOREIGN (NON-USA) REGULATORY AGENCY, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any individual or entity which becomes a Subscriber in The ESTATE OF JERRY WAYNE THOMAS JR TRUST (the Company) may be subject to income tax withholding with respect to dividends, if any, and certain interest income applicable to such Subscriber. A person or entity considering an investment in the Company should consult his/her or its own tax advisors with respect to the specific tax consequences to such person of such an investment under United States federal, state, and local income tax laws, including the British Virgin Islands, and with respect to the treatment of income and gain from such investment under the tax laws of any foreign jurisdiction in which such person is subject to tax.

THIS CONFIDENTIAL OFFERING MEMORANDUM DOES NOT SET FORTH COMPLETE INFORMATION RELATING TO THE TAX EFFECTS OF AN INVESTMENT IN THE COMPANY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN COUNSEL, ACCOUNTANTS OR OTHER ADVISORS AS TO THE U.S. FEDERAL (AS WELL AS STATE AND LOCAL) TAX CONSEQUENCES OF ITS INVESTMENT IN THE COMPANY, WHICH MAY DIFFER SUBSTANTIALLY FOR DIFFERENT TYPES OF TAXPAYERS (INDIVIDUALS, CORPORATIONS, ETC.) IN PARTICULAR, INVESTMENT IN THE COMPNAY BY ENTITIES SUBJECT TO ERISA AND BY OTHER TAX-EXEMPT ENTITIES REQUIRES SPECIAL CONSIDERATION. TRUSTEES OR ADMINISTRATORS OF SUCH ENTITIES ARE URGED TO CAREFULLY REVIEW THE MATTERS DISCUSSED IN THIS MEMORANDUM.

FORWARD LOOKING STATEMENTS:

THIS DOCUMENT CONTAINS FORWARD LOOKING STATEMENTS RELATING TO SUCH MATTERS AS ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS, SERVICES, DEVELOPMENTAL ACTIVITIES, AMOUNT OF FUNDS MADE AVAILABLE TO THE COMPANY FROM THIS OFFERING AND OTHER SOURCES, AND SIMILAR MATTERS.

THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE ALSO BASED ON CERTAIN CURRENT BUDGETING RESTRAINTS, AND OTHER ASSUMPTIONS RELATING TO THE COMPANY'S ABILITY TO ATTRACT QUALIFIED PERSONNEL, TO SUCCESSFULLY EXECUTE THE BUSINESS MODEL, AND TO OBTAIN SOLID RETURNS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS THAT ARE DIFFICULT TO PREDICT ACCURATELY AND ARE SUBJECT TO NUMEROUS FACTORS WHICH WILL MATERIALLY AFFECT RESULTS. BUDGETING AND OTHER MANAGERIAL DECISIONS ARE SUBJECTIVE AND ARE THUS SUSCEPTIBLE TO INTERPRETATIONS AND PERIODIC REVISIONS BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS, THE IMPACT OF WHICH MAY CAUSE THE COMPANY TO ALTER BUDGETS, AMEND STRATEGIES FOR ACQUISITIONS, ANY OR ALL OF WHICH MAY IN TURN AFFECT THE COMPANY'S RESULTS.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD LOOKING STATEMENTS. IN ORDER TO CONFORM WITH THE TERMS OF THE SAFE HARBOR THE COMPANY CAUTIONS THAT THE FOREGOING CONSIDERATIONS AS WELL AS A VARIETY OF OTHER FACTORS NOT SET FORTH HEREIN COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND EXPERIENCE TO DIFFER WIDELY OR MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS IN THE COMPANY'S FORWARD-LOOKING STATEMENTS.

For more information, contact the company:

ESTATE OF JERRY WAYNE THOMAS JR TRUST

a Foreign Financial Institution

International Organization

C/O 16015 CAIRNWAY DR # 841968

HOUSTON TX [77084-1968]

(281)785-8853

ESTATE OF JERRY WAYNE THOMAS JR TRUST

An International Organization

Employees’ Securities Company (“ESC”)

Table of Contents

Executive Summary of the Offering Method of Subscription Suitability Standards

Ability to Accept Limitations on Transferability Ability and Willingness to Accept Risks

Risk Factors

Use of Net Proceeds The Company

Management of the Company Other Specifics of the Offering

Availability of Additional Information How to Subscribe

Exhibits (samples)

Exhibit A – Purchaser Questionnaire

Exhibit B – Sample Commercial Paper: Draft (Bill of Exchange) Exhibit C – Sample Commercial Paper: Promissory Note

Exhibit D – Sample Commercial Paper: Letter of Credit

Exhibit E – United States of America File No. 18004560-1, Registration Date: November 2017, State of Texas – Secretary of State Certificate No. 11402751,

Registration Date: October 2, 2017. The company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act.

Exhibit F – Receipt: for Deposit: International Bill of Exchange: Private Master Bond # RA201909 TEXAS SECRETARY OF STATE UCC DOCUMENT NO.: 895118970002 UCC FILING NO: 19-0014621115 Issue Date: September 27,20l9 Maturity Date: Sept 27, 2039

The company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act.

ATTENTION:

SAMPLE COMMERCIAL PAPER NOTES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SAID NOTES MAY NOT BE SOLD, TRANSFERRED, OR ASSIGNED (“TRANSFER”) UNLESS IT IS SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE MAKER CONSENTS IN WRITING TO SUCH TRANSFER.

BUSINESS OF THE COMPANY

The information specified in this Private Placement Memorandum concentrates on the details concerning the Company and the targeted industries/acquisitions in which we intend to operate. Potential purchasers of the Offered issue are encouraged to conduct their own separate investigation of our targeted industries to obtain more insight in assessing our prospects.

The mission for the ESTATE OF JERRY WAYNE THOMAS JR (ESC), an investment company; is to engage in the business of issuing Commercial Paper Notes to “Qualified Purchasers” and also engage in DTC’s services (DTC Participant), provide Transfer Agent Services to qualified issuers of DTC Eligible Securities; and at the discretion of the company, utilize proceeds to set forth global humanitarian projects.

The ESTATE OF JERRY WAYNE THOMAS JR (ESC) is an investment company pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; issuer all of the outstanding securities of which are beneficially owned by combination classes of persons. The Company does have a Charter in good standing; United States of America File No. 18004560-1, Registration Date: November 2017, State of Texas – Secretary of State Certificate No. 11402751, Registration Date: October 2, 2017; United States of America File No. 18004560-1, Registration Date: November 2017, State of Texas File No. 142-80-096393 / 142-1980-096393, Registration Date: May 2, 1980. Said Securities beneficially owned was tacitly accepted; hence, deemed a Fact via Evidence of Debt. The company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act. Please review “Important Notice” as it pertains to the sales and resales of said securities are restricted to “Qualified Purchasers,” as defined in the Investment Company Act.

The company proposes to engage in the business of issuing Commercial Paper Notes to “Qualified Purchasers” and also to become a DTC Participant by making the company’s securities DTC eligible, for sale and resale pursuant to Rule 144A of the 33 Act; hence, said securities may be sold and resold to “Qualified Purchasers”. The United States is a Federal Corporation. The issuer is a U.S. Corporation Subsidiary, which is considered a subsidiary corporation of the United Kingdom; hence, the issuer is a United Kingdom Entity.

The new issue of securities that the “Qualified Purchasers” and/ or DTC will be dealing with in this transaction are Commercial Paper Notes; Book-Entry-Only Issue. Said issue of securities falls under Article 8 of the N.Y. U.C.C. governing Investment Securities. Article 8 as it relates to this transaction provides clarity in regards to the definition of Issuer and Security. Also, under Article 8 the transfer of the issue may be registered upon books as a “Book-Entry” on behalf of the Issuer. The Put/Tender Feature will be elected to provide greater marketability to Qualified Institutional Buyers, which will give them the right to resell the issue at a predetermined price if the value of the issue falls below said price prior to the expiration of the put option.

The new issue of securities falls under Rule 144A, a safe harbor from the registration requirements of the Securities Act of 1933 for certain private resales of restricted securities to Qualified Institutional Buyers (QIB). Because the issue is eligible for domestic resale under Rule 144A, the issue is eligible for resale under Regulation S by election of the issuer. This allows for greater marketability amongst Foreign Qualified Institutional Buyers. Regulation S provides safe harbor for the sale and resale of securities, potentially deemed to come to rest abroad, to and between foreign QIB’s; hence, not subject to the registration obligations impose under section 5 of the 1933 Act. Foreign Qualified Institutional Buyers may purchase from U.S. Corporations but only sell to other foreign Qualified Institutional Buyers. The ’33 Act is the Securities Act of 1933, and as amended, which established regulation for the offer and sale of securities in response to the market crash of 1929 and conditions thereafter. It requires that any offer or sale of securities using the means of instrumentality of interstate commerce be registered unless an exemption from registration exists under the law.

The company understands that “All issuers” of securities deposited at DTC are required to adhere to the requirements stated in the DTC’s Operational Arrangements and are obligated among other things, to follow precisely the procedures outlined in the Agreements and provide DTC with complete and accurate information. In connection with utilizing DTC’s services, the company comprehends that it must comply with all applicable laws, including all applicable laws relating to securities, taxation, and money laundering, as well as sanctions administered and enforced by the Office of Foreign Assets Control (“OFAC”).

The company also proposes to engage in the business of Transfer Agent Services; providing assistance to issuers who securities (under strict guidelines per DTC’s Operational Arrangements) may become DTC eligible, for sale and resale pursuant to Rule 144A of the 33 Act; hence, said securities may be sold or resold to “Qualified Purchasers”. Said services would consist of certain particulars that must be satisfied per DTC’s Operational Arrangements.

The company’s core objective is to utilize proceeds and to collaborate with other companies who are interested on setting forth global humanitarian projects with the purpose of providing sustainable relief for under privileged individuals around the world. Examples of said projects notwithstanding would consist of providing organic food(s), clean drinkable water, shelter, clothing, and employment opportunities.

In conclusion, the Company understands the importance of positioning one’s self in a favorable outcome where equality is considered justifiable. For instance, offer and exchange is rendered to the company, the company renders services to the issuers and in return, at the discretion of the company, global humanitarian projects are institutionalized in order to provide sustainable relief for under privileged individuals around the world. The company is looking forward on establishing a business relationship with “Qualified Purchasers” as well as the DTCC in order to meet said company’s objective.

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Summary of the Offering

$100,000,000

Private Placement of Commercial Paper

This summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing in this Memorandum with respect to each of the matters summarized below. All prospective purchasers of said issue should carefully review the entire contents of the Memorandum, including all exhibits, with their own tax, legal and business advisors.

THE OFFERING

1.    The Depository Trust Company (“DTC”) New York, NY, will act as securities depository for the securities (the “Securities”). The Securities will be issued as fully- registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative aggregate principal amount of such issue, and will be deposited with DTC. [If, however, the aggregate principal amount of [any] issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

2.    DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides assets servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post- trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks. Trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“indirect Participants”}. DTC has a Standard & Poor rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

3.    Purchases of Securities under the DTC system must be made by or through Direct Participants which will receive a credit for the Securities on DTC’s records. The ownership interest of each actual purchaser or each Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are however, expected to resolve written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.

4.    To facilitate subsequent transfers, all Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Securities are credited. Which may or may not be the Beneficial Owners. The Direct and Indirect Part pants will remain responsible for keeping account of their holdings on behalf of their customers.

5.    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. [Beneficial Owners of Securities may wish to take certain steps to augment the transmission to the of notices of significant events with respect to the Securities such as redemptions, tenders, defaults, and proposed amendments to the Security documents. For example, Beneficial Owners of Securities may wish to ascertain that the nominee holding the Securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.]

[6. Redemption notices shall be sent to DTC. If less than all of the Securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.]

7.    Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Securities unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

8.    Redemption proceeds, distributions, and dividend payments on the Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Issuer or Agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in hearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, Agent, or Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

9. A Beneficial Owner shall give notice to elect to have its Securities purchased or tendered, through its Participant, to [Tender/Remarketing] Agent, and shall effect delivery of such Securities by causing the Direct Participant to transfer the Participant’s interest in the Securities, on DTC’s records, to [Tender/Remarketing] Agent. The requirement for physical delivery of Securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit or tendered Securities to [Tender/Remarketing] Agent’s DTC account.]

10.    DTC may discontinue providing its services as depository with respect to the Securities at any time by giving reasonable notice to Issuer or Agent. Under such circumstances, in the event that a successor depository is not obtained, Security certificates are required to be printed and delivered.

11.    Issuer may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered to DTC.

12.    The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Issuer believes to be reliable, but Issuer takes no responsibility for the accuracy thereof.

BECAUSE THE TAX ASPECTS OF THIS OFFERING WILL LIKELY VARY, PROSPECTIVE INVESTORS AND CERTAIN OF THE TAX CONSEQUENCES MAY NOT BE THE SAME FOR ALL INVESTORS; EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR.

OFFERING PRICE TO SUMMARY

The offering price is payable in full upon closing of the transactions contemplated hereby. The Price has been determined by the Board of The ESTATE OF JERRY WAYNE THOMAS JR TRUST, without reference to any standard valuation criteria. No representation is made that the securities being offered have a market value equal to said Price, or that the securities being offered could be resold at equal Price, or at any price (in fact, the securities being offered are subject to substantial restrictions on transfer). Each prospective subscriber should make an independent evaluation of the fairness of the offering Price. This Offering is subject to withdrawal, cancellation or modification without notice. The Company reserves the right to approve each investor and to reject any subscription in whole or in part.

The Securities are being offered on a “best-efforts, no minimum” basis” by the Company. The Company reserves the right to allow broker/dealers, such as those registered with the SEC and are FINRA (“Placement Agents”), to sell the Securities. The Company may pay up to a 2% commission on the gross proceeds, plus expenses, of the securities sold by such registered brokers. All subscription proceeds will be deposited in the Company’s corporate account and will immediately be available for use.

	PRICE TO THE SUBSCRIBERS	MAXIMUM COMMISSIONS(i)	PROCEEDS TO THE COMPANY(ii)
Offering	$ 100,000,000	$ 8,000,000	$ 92,000,000

i.    The Company may pay commissions or fees to licensed broker-dealers and/or finders in an amount not to exceed 2% of the Offering.

ii.    The securities are being offered for sale by the Company on a "best efforts" basis.

The Offering will terminate on the earliest of: (a) the date the Company, in its discretion, elects to terminate, or (b) the date upon which all Subscription funds for have been procured, or (c) September 27,, 2039 or such date as may be extended from time to time by the Company, but not later than 180 days thereafter (the “Offering Period”).

--The Date of this Memorandum is April 15, 2019

SUITABILITY STANDARDS

INVESTMENT IN THE SECURITIES OF THE ESTATE OF JERRY WAYNE THOMAS JR TRUST INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR THOSE INVESTORS WHO HAVE SUBSTANTIAL FINANCIAL RESOURCES IN RELATION TO THEIR INVESTMENT AND WHO UNDERSTAND THE PARTICULAR RISK FACTORS OF THIS INVESTMENT. IN ADDITION, INVESTMENT IN THE SECURITIES IS SUITABLE ONLY FOR AN INVESTOR WHO DOES NOT NEED LIQUIDITY IN HIS INVESTMENT AND IS WILLING TO ACCEPT RESTRICTIONS ON THE TRANSFER OF THE SECURITIES.

INVESTOR SUITABILITY

Subject to the right of the Company to sell Securities to sophisticated investors who are Accredited Investors, issues of the Company's Securities will be sold only to those investors who submit a Purchaser Questionnaire (with the exception of financial institutions/ MSB’s etc., who are credibly known) in the form attached hereto as Exhibit "A" establishing to the satisfaction of the Company that:

1.    The Investor is an "Accredited Investor" as such term is defined in rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "1933 Act"), that is any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

a.    Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

b.    Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

c.    Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

d.    Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

e.    Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000 (Net Worth may include home, furnishings and automobiles);

f.    Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

g.    Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

h.    Any entity in which all of the equity owners are accredited investors.

RISK FACTORS

THE PURCHASE OF THE SECURITIES OFFERED HEREBY IS SUBJECT TO A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSIDER THE FOLLOWING FACTORS, AMONG OTHERS, BEFORE SUBSCRIBING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN FINANCIAL COUNSEL IN CONNECTION WITH THE POSSIBLE PURCHASE OF SECURITIES.

Investing in the Securities of The ESTATE OF JERRY WAYNE THOMAS JR TRUST (“Company”) is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others.

An investment in the Securities involves a certain degree of risk, including, but not limited to the following. For a more detailed description of the risks involved in an investment in the Securities see RISK FACTORS below.

Summary

●    The Securities are illiquid and should only be purchased if the investor is willing to hold the Securities for an indefinite period of time.

●    In order to implement the Company’s growth strategy, there may be a need for additional funding through public and private placement of the Company's securities.

●    The Company's closest competitors are indirect competitors but are far larger than the Company, may have greater financial resources than the Company, and may have management personnel with more experience than the officers of the Company.

●    The Company’s products and services may fail to perform as expected, and capital expenditures may exceed estimates.

●    The Company may be forced to abandon investment or expansion opportunities after expending resources to determine feasibility.

●    Sales of the Company's products and services are subject to changes in regional economic conditions, including levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates and may be affected by changes in legislation.

Risk Factors

Risks Related to Our Business and Industry

General Economic Conditions

The Company’s success is based in large part upon the results of the economy in general. Changes in the general economic conditions, including broad economic downturns and economic expansions, including changes in federal or governmental regulations, may affect the value of the Company. Changes in the European and world economy from time to time may have an adverse or favorable impact on the profitability of the Company.

Operating History

The ESTATE OF JERRY WAYNE THOMAS JR TRUST has only a short operating history. As a result, we have very little operating history to aid in assessing our future prospects. We will encounter risks and difficulties as an early-stage company in a rapidly evolving, and often volatile, market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

Management of Growth

The ESTATE OF JERRY WAYNE THOMAS JR TRUST has experienced, and continues to experience, growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational, and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. Our expansion and operations throughout the United States and beyond heightens these risks as a result of the particular challenges of supporting a growing business in an environment of varying cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage our growth and our financial position.

Brand Enhancement

Our business will depend on a strong brand, and failing to maintain and enhance our brand would hurt our ability to expand our base of clients and partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the various markets that we intend to enter. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to be an industry leader and to continue to provide high- quality products and services, which we may not do successfully.

Risks associated with expansion

Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, Noteholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities.

Unanticipated obstacles to the execution of the business plan

The Company’s business plans may change significantly. Many of the Company’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company’s chosen activities and strategies are achievable in light of current conditions with the skills, background, and knowledge of the Company’s principals and advisors. Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

Risks Related to Management

Reliance on Management

The Agent, who is the acting CEO, has sole responsibility and authority for all decisions in connection with the management of The ESTATE OF JERRY WAYNE THOMAS JR TRUST. Investors will have a limited right to participate in the management of the Company. The capital required by the Company to commence operations and carry on its business is being sought entirely from the proceeds of the Offering

Management discretion as to use of proceeds

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Noteholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management, in particular, the Chairman, with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company’s Management, upon whose judgment and discretion the investors must depend.

Risks Related to this Offering

Future capital needs; Uncertainty of additional funding

Management of The ESTATE OF JERRY WAYNE THOMAS JR TRUST currently anticipates that the net proceeds of the Offering will be sufficient to meet its marketing, design evolution and other working capital requirements through the first stages of its business development plan. Future capital may be required. The Company may need to raise additional funds to sustain its development activities, particularly if there is a major shift in marketplace. Adequate funds may not be available on terms favorable to the Company, if at all, to deal with such issues.

Long term nature of investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long- term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market for Securities

There is no current market for the Securities offered in this private Offering and no market is expected to develop in the near future.

Offering Price

The price of the Securities offered has been arbitrarily established by The ESTATE JERRY WAYNE THOMAS JR TRUST, considering such matters as the state of the Company’s business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to The ESTATE OF JERRY WAYNE THOMAS JR TRUST.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD LOOKING STATEMENTS. IN ORDER TO CONFORM WITH THE TERMS OF THE SAFE HARBOR THE COMPANY CAUTIONS THAT THE FOREGOING CONSIDERATIONS AS WELL AS A VARIETY OF OTHER FACTORS NOT SET FORTH HEREIN COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND EXPERIENCE TO DIFFER WIDELY OR MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS IN THE COMPANY'S FORWARD- LOOKING STATEMENTS.

ADDITIONAL INFORMATION

Prospective institutional Investors receiving this Private Placement Memorandum are hereby invited to question the Issuer concerning the terms and conditions of this offering as the following address:

ESTATE OF JERRY WAYNE THOMAS JR TRUST

C/O 16015 CAIRNWAY DR # 841968

HOUSTON, TX [77084-1968]

ATTENTION:

THE FOLLOWING EXHIBITS LISTED BELOW HAVE BEEN ATTACHED SEPERATELY FROM THIS PRIVATE PLACEMENT MEMORANDUM

EXHIBIT A

Purchaser Questionnaire

To: Prospective purchasers of Commercial Paper Notes (the “Notes”) offered by The ESTATE OF JERRY WAYNE THOMAS JR TRUST (the “Company”).

The Purpose of this Questionnaire is to solicit certain information regarding your financial status to determine whether you are an “Accredited Investor,” as defined under applicable federal and state securities laws, and otherwise meet the suitability criteria established by the Company for purchasing Notes. This questionnaire is not an offer to sell securities.

Your answers will be kept as confidential as possible. You agree, however, that this Questionnaire may be shown to such persons as the Company deems appropriate to determine your eligibility as an Accredited Investor or to ascertain your general suitability for investing in the Notes.

Please answer all questions completely and execute the signature page

A.    Personal

1.    Name:

2.    Address of Principal Residence:

County:

3.    Residence Telephone: ( )

4.    Where are you registered to vote?

5.    Your driver’s license is issued by the following state:

6.    Other Residences or Contacts: Please identify any other state where you own a residence, are registered to vote, pay income taxes, hold a driver’s license or have any other contacts, and describe your connection with such state:

7.    Please send all correspondence to:

1.      Residence Address (as set forth in item A-2)

2.      Business Address (as set forth in item B-1)

8.    Date of Birth:

9.    Citizenship:

10.    Social Security or Tax I.D. #:

B.    Occupations and Income

1.    Occupation:

a.    Business Address:

b.    Business Telephone Number: ( )

2.     Gross income during each of the last two years exceeded:

(1) $25,000

(2) $50,000

(3) $100,000

(4) $200,000

3.    Joint gross income with spouse during each of the last two years exceeded $300,000

(1) Yes (2) No

4.    Estimated gross income during current year exceeds: (1) $25,000 (2) $50,000

(3) $100,000 (4) $200,000

5.    Estimated joint gross income with spouse during current year exceeds $300,000

(1) Yes (2) No

C.    Net Worth

1.    Current net worth or joint net worth with spouse (note that “net worth” includes all of the assets owned by you and your spouse in excess of total liabilities, excluding the value of your primary residence.)

(1) $50,000-$100,000

(2) $100,000-$250,000

(3) $250,000 -$500,000

(4) $500,000-$750,000

(5) $750,000-$1,000,000

(6) over $1,000,000

2.    Current value of liquid assets (cash, freely marketable securities, cash surrender value of life insurance policies, and other items easily convertible into cash) is sufficient to provide for current needs and possible personal contingencies:

(1) Yes (2) No

D.    Affiliation with the Company

Are you a director or executive officer of the Company? (1) Yes (2) No

E.    Investment Percentage of Net Worth

If you expect to invest at least $100,000 in Notes, does your total purchase price exceed 10% of your net worth at the time of sale, or joint net worth with your spouse.

(1) Yes (2) No

F.    Consistent Investment Strategy

Is this investment consistent with your overall investment strategy? (1) Yes (2) No

G.    Prospective Investor’s Representations

The information contained in this Questionnaire is true and complete, and the undersigned understands that the Company and its counsel will rely on such information for the purpose of complying with all applicable securities laws as discussed above. The undersigned agrees to notify the Company promptly of any change in the foregoing information which may occur prior to any purchase by the undersigned of securities from the Company.

Prospective Investor:

Date:____________ 20 ____

Signature

Signature (of joint purchase if purchase is to be made as joint tenants or as tenants in common)

EXHIBIT B

Sample Commercial Paper Draft (Bill of Exchange)

Commercial Paper Format are subject to change

Example 1:

THE ESTATE OF JERRY WAYNE THOMAS JR TRUST

Drawer and Location
16015 CAIRNWAY DR # 841968
HOUSTON, TEXAS 77084-1968

Non-Domestic without the United States

International Promissory Note (UNCITRAL Convention)

(PRIVATE ISSUE)
Tendered as full satisfaction of the claim

ORDER *for* MONEY

No. 2501

Date: ____________

REMIT AT PAR: ______________________________________

PAYABLE AT ORDER or to Bearer: ______________________________

$ ____________
certified

Reference - Offer, Acceptance, and Pledges; by the Beneficiary A Presentment is Without Recourse, this is an Original Issue Priority, and Active Private Issue Account, Treasury Direct Accrual to be passed through account number RE077977543-452511822. With the processing of this International promissory note (UNCITRAL Convention), the Fiduciary is To Be Held Harmless and has **EXEMPT STATUS** and is in compliance with the Accompanying Money Order NOTE and when passing through the PRINCIPAL ACCOUNT of **JERRY WAYNE THOMAS JR** as noted above. **NOT A CASH ITEM, SEE 31 C. F. R. 36327 FOR STATUTORY OPERATION OF LAW AND AUTHORITY**

____
MEMO/ ACCOUNT NUMBER

Void where prohibited by Law

x______________________
AUTHORIZED REPRESENTATIVE

⑈123456789⑈ ⑆123456789⑆ 123456 02023090⑈

No. 2501

I'm in the receipt of the attached offer requesting payment please find the attached bill of exchange, the processing of which will discharge the entire current amount stated on the claim here and accepted for value. This attached negotiable instrument is presented under the authority of **House Joint Resolution 192 June 5th 1933 Public Law 73- 10** and **UCC 104 - 3**. *Spencer versus Sterling Bank*.

This is not a treasury security nor involved in a treasury Direct Bond account nor is this instrument to be processed through the Bureau of Public Debt nor is this instrument to be applied toward the national debt. These are certified funds. The attached negotiable instruments in accordant to **UCC 3 104** and complies with the terms of the original contract. The following process must be followed to the letter in order to satisfy the claim amount due on this account and discharge this debt. My personal UCC contract trust account has been established with the Department of Treasury and may only be accessed with my approval through the bank account of the claimant directly to the Secretary of the Treasury drawee. The original negotiable instrument is certified and must be presented by claimants financial institution through the Treasury Tax and Loan department via certified or registered mail return receipt **directly to Steven Mnuchin or his successor Department of the Treasury**, 1500 Pennsylvania Northwest Washington DC 20220. The item can be processed at claimant's financial institution with full identification and authorized **TT&L** account signature is to present the original negotiable instrument along with notice instruction and send to the Secretary of the Treasury Department of the Treasury at the above address.

Accord and Satisfaction UCC 3 - 311

The copy of the negotiable instrument is to be held at the financial institution until the required period, if any, for the **Federal Window Regulation J** and **Federal Reserve Regulation Z Truth in Lending 12 USC 226**.

To ensure that claimants financial institution receives full credit to their **TT&L** account claimant financial institution is to take the retained copy of this letter of advice, the copy of the original acceptance for value and a copy of the original Bill of Exchange (Note). Enclose these documents with the institution's next remittance of estimated taxes to the Internal Revenue Service. Before enclosing these documents with the remitted institution's authorized **TT&L** agent must endorse the copy of the original bill of exchange on the top reverse side of the instrument.

If the Secretary of Treasury drawee sends notice in writing of some error or problem, please notify the undersigned immediately and the matter will be addressed promptly. You will be notified of the corrective action taken. I hereby request that you notify the undersigned when the required time period for the Federal window and Federal Reserve Regulations J & Z have transpired, the ledger completed and the account adjusted by claimant's bank. Thank you for your cooperation in getting the account settled and the claim discharged.

By: ______________________
Thomas El, Jerry W.

Example 2:

Date: Today's Date, Invoice # EX98765

Registered / Certified Mail # xxxx xxxx xxxx xxxx xxxx

ESTATE OF JERRY WAYNE THOMAS JR TRUST

BILL OF EXCHANGE

NON-NEGOTIABLE
PRIVATE ISSUE

Pass-Through Account # SSN-xx-1822

Collateral: Case # or Creditor Bill # xxxxxxxxxx

Value of Bill: $ ____________________________.

Without Recourse,

By:________________________________

Please detach Please detach

Date: Date 1, 2020

Return to: First Middle Last
c/o 1234 Your Address Street
City / Town, State, nearby [12345]

Invoice # InvoiceNumFromTop

Pass-Through Account #: SSN-xx-xxxx
Collateral: Case # or Bill # xxxxxxxxxx
Pay to: UNITED STATES TREASURY
For Credit to: COURT / BUSINESS NAME GOES HERE

Indorsement of Payor:

Value of Bill: $ ________________

____

Authorized Representative
without recourse

Written Amount: ____________________________________ Dollars

STUB STUB

EXHIBIT C

Sample Commercial Paper

Promissory Note

Commercial Paper Format are subject to change

The ESTATE OF JERRY WAYNE THOMAS JR TRUST, a Employees’ Securities Company, with offices at c/o 16015 Cairnway Dr # 841968 Houston Texas [77084-1968] (the “Maker”), for value received, promises to pay to the Individual and/or legal entity designated in this Note as the “HOLDER,” the principal sum of ($ ) Dollars with an annualized rate of return of    ( %). Interest shall be due and payable annually and based on the commencement date of the Note. The entire Principal shall be due and payable to the Holder no later than (     ) months from the Commencement Date. Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty

.

                                              Date: Today’s Date,                                                       Invoice # EX98765

Registered / Certified Mail # xxxx xxxx xxxx xxxx xxxx

ESTATE OF JERRY WAYNE THOMAS JR TRUST

BILL OF EXCHANGE

NON-NEGOTIABLE

PRIVATE ISSUE

Pass-Through Account # SSN-xx-1822

Re:           Non-Negotiable Acceptance of Inconsideration and Request Inconsolation in Accord with

U.C.C. § 3-419, HJR-192 of 5 June 1933, Public Law § 73-10, and Registered Adjustment of Account:

Collateral:         Case # or Creditor Bill # xxxxxxxxxx

Value of Bill:          $ _________________________________.

The Undersigned accepts for value, honor, and consideration all indorsements front and back and includes those in accord with U.C.C. § 3-419 as evidence with the herein Bill of Exchange to U.C.C. Contract Account # SSN-xx-1822 in the amount listed below and is part of the Undersigned’s tax estimate for use by the Republic, and the account is charged for the fees necessary for securing and registering the priority exchange for the tax exemption to discharge the public liability in accord with HJR-192 of 5 June 1933 and Public Law § 73-10. The Undersigned directs commanding the memory of account # SSN-xx-1822 and charging the same to the debtor’s order or to the Secretary of the Treasury’s order.

Without Recourse,

By:___________________________________

Pinchas Wood El, as Surety

for JERRY WAYNE THOMAS JR, Payor

c/o 16015 Cairnway Dr # 841968

Houston Texas [77084-1968]]

EXHIBIT D

Sample Commercial Paper

Clean Irrevocable Letter of Credit

Commercial Paper Format are subject to change

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Employees’ Securities Company

Securities Exchange Commission C.I.K.# 0001852343 c/o

C/O 16015 CAIRNWAY DR # 841968

HOUSTON, TX [77084-1968]

..................Column Break..................Date:

LETTER OF CREDIT AMOUNT:

$ [ ] U.S. DOLLARS

CLEAN IRREVOCABLE LETTER OF CREDIT

This Clean Irrevocable Letter of Credit agreement is executed by Pinchas Wood EL dba JERRY WAYNE THOMAS JR (Power of Attorney) on behalf of the ESTATE OF JERRY WAYNE THOMAS JR TRUST (JWT2), who is an investment company pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; issuer all of the outstanding securities of which are beneficially owned by combination classes of persons; which the Company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act. The company’s securities will ensure the performance and terms of this agreement. Please review 18 U.S. Code § 8 - Obligation or other security of the United States defined), IRM 5.6.1.1 (10-25-2011) Collateral Agreements (1), and 5.6.1.2.6 (10-25-2011) Letter of Credit

To adequately protect the interest of the United States, the following “Terms and Conditions” are as followed:

2.    In accordance with IRM 5.6.1.2.6 (10-25-2011) Letter of Credit – 5(a), the beneficiary of the credit established under this Letter by and through the District Director of Internal Revenue will be the United States.

3.    This Clean Irrevocable Letter of Credit cannot be revoked prior to its expiration date without the consent of Jerry W Thomas Jr El (Power of Attorney) on behalf of the ESTATE OF JERRY WAYNE THOMAS JR TRUST. Please review IRM 5.6.1.2.6 (10-25-2011) Letter of Credit - 5(b)

4.    his Clean Irrevocable Letter of Credit may be drawn on by a draft of the Internal Revenue Service drawn at sight with no accompanying documentation necessary and duly honored if presented for payment on or before expiration of the letter of credit. Please review IRM 5.6.1.2.6 (10-25-2011) Letter of Credit - 5(c) and 5.6.1.9.3.3 (10-25-2011) Collateral Security (4) (b) section e

5.    The establishment of this Clean Irrevocable Letter of Credit will be in the amount of $ [ ] US   Dollars.   The start date will begin and will end.

a.    Evergreen clause - the expiry notification period must be at least six (6) months (180 days) prior to the expiration date.

6.    Said credit must be issued by a U.S. Bank that is a member of the Federal Reserve

7.    Costs in connection with securing and issuing the instrument and other related expenses will be paid by the ESTATE OF JERRY WAYNE THOMAS JR TRUST in which, Pinchas Wood EL dba JERRY WAYNE THOMAS JR (Power of Attorney) on behalf of the Company will take all reasonable appropriate steps to ensure that all procedures or transactions conform to the appropriate provisions thereof.

8.    This Clean Irrevocable Letter of Credit is guaranteed by the Company’s securities which said securities are organized under or created by the laws of the United States of America, UNITED STATES (Parent Corporation) and State(s) of Florida (Instrumentality/ Subsidiary/ Adjunct), and that such Seal(s) is/are entitled to full faith and credit. Said securities listed are also an obligation or other security of the United States as defined in 18 U.S. Code 8 (Certificate of Indebtedness; superior to the rights of the general creditors/ Public securities; evidencing the debt of a state or government); hence, a Government Obligation as defined in 31 CFR 225.2.

9.    Pinchas Wood EL dba JERRY WAYNE THOMAS JR (Power of Attorney CAF#) on behalf of the ESTATE OF JERRY WAYNE THOMAS JR TRUST will adhere to the following listed below to satisfy this letter of credit:

a.    Utilize an obligation or other security of the United States listed under 18 U.S. Code § 8 - Obligation or other security of the United States defined;

b.    As stated in paragraph 3 listed above, this letter of credit may be drawn on by a draft of the Internal Revenue Service drawn at sight with no accompanying documentation necessary and duly honored if presented for payment on or before expiration of the letter of credit (which the creator of this letter of credit will be notified by the Internal Revenue Service of such action.). Please review 3 5.6.1.9.3.3 (10-25-2011) Collateral Security (4) (b) section e;

c.    Properly execute a Bill of Exchange or Registered Bill of Exchange which will be guaranteed by said financial assets listed above and will authorize a campus in the future to settle the account through Fedwire. Please review IRM 21.1.7.9.22 (04-19-2012) Bill of Exchange

10.    Nothing shall affect or impair the priority of any claim of the United States against Government obligations. Please review IRM 5.6.1.1 (10-25-2011) Collateral Agreements (6), 31 CFR 225.2, 31 U.S. Code § 3123 and 12 U.S. Code § 411.

11.    Interest accruing from this letter of credit will be remitted to the United States for the reason of liquidation by gifting, to the United States Government, its agents and assigns, for the purpose of lowering the portion of the National debt that is ledgered against the ESTATE OF JERRY WAYNE THOMAS JR TRUST, JERRY WAYNE THOMAS JR and/ or derivatives (alpha numeric) in connection thereof regarding said name(s)/ securities. Please review 31 U.S. Code § 3123, IRM 5.6.1.1 (10-25- 2011) Collateral Agreements (6-2) and Public law 87-58 / title 31 U.S.C. § 3113)

12.    All parties are indemnified.

The interest of the United States has adequately been protected; hence, this letter of credit has been perfected.

Maker: Holder:

Authorized Signature

ESTATE OF JERRY WAYNE THOMAS JR TRUST

Employees’ Securities Company c/o C/O 16015 CAIRNWAY DR # 841968

HOUSTON, TX [77084-1968]

..................Column Break..................Authorized Signature Name: Address: _

EXHIBIT E

Employees’ Securities Company Securities

United States of America File No. 18004560-1, Registration Date: November 2017, State of Texas – Secretary of State Certificate No. 11402751,

Registration Date: October 2, 2017. The company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act.

United States of America File No. 18004560-1, Registration Date: November 2017, State of Texas File No. 142-80-096393 (142-1980-096393), Registration Date: May 2, 1980. The company’s Securities are exempt from registration under the Investment Company Act of 1940, as amended (“the Investment Company Act”) in reliance on Section 3(c)(7) of the “40” Act.

.

SCANNED COPY SCANNED

COPY

18004560-1

United States of America

DEPARTMENT OF STATE

To all to whom these presents shall come, Greetings:

I Certify That the document hereunto annexed is under the Seal of the State(s) of Texas, and that such Seal(s) is/are entitled to full faith and credit.*

For the contents of the annexed document, the Department assumes no responsibility
This certificate is not valid if it is removed or altered in any way whatsoever

In testimony whereof, I, Rex W. Tillerson, Secretary of State, have hereunto caused the seal of the Department of State to be affixed and my name subscribed by the Assistant Authentication Officer, of the said Department, at the city of Washington, in the District of Columbia, this third day of November, 2017.

Issued pursuant to CHXIV, State of Sept. 15, 1789, 1 Stat. 68-69; 22 USC 2657; 22USC 2651a; 5 USC 301; 28 USC 1733 et. seq.; 8 USC 1443(f); RULE 44 Federal Rules of Civil Procedure.

Rex W. Tillerson
Secretary of State

By Matthews
Assistant Authentication Officer,
Department of State

The State of Texas

Secretary of State

I, Rolando B. Pablos, Secretary of State of the State of Texas, DO HEREBY CERTIFY that I am the duly appointed and qualified Secretary of State of the State of Texas and, under and by virtue of the laws thereof, the custodian of its laws and the registrar of its public officers; and

THAT according to the records of this office, Tara Das is the State Registrar, Texas Department of State Health Services, and is entitled to act in that capacity and to certify to instruments in that department.

Issued: October 2, 2017
Certificate Number 11402751

Rolando B. Pablos
Secretary of State
GF/mnr

STATE OF TEXAS

CERTIFICATION OF VITAL RECORD

DEPARTMENT OF STATE HEALTH SERVICES
VITAL STATISTICS UNIT

TEXAS DEPARTMENT OF HEALTH
REC'D JUL 9 1980
BUREAU OF VITAL STATISTICS

8005-101-01.2 101-01

A

STATE OF TEXAS — CERTIFICATE OF BIRTH — BIRTH NO. 142-80-096393

Texas Department of Health — BUREAU OF VITAL STATISTICS

CHILD	Jerry	Wayne	Thomas, Jr.	April 26, 1980
	Male	Harris	Houston 77030	
	St. Luke's Episcopal Hospital	Yes	Single	
FATHER	Jerry	Wayne	Thomas, Sr.	
	Caucasian	No		
	23	Louisiana	Manager Coordinator	Hospital
MOTHER	Gloria	Jean	Woodley	
	Caucasian	No		
	23	Texas	Clerk Typist	City of Houston
	Texas	Harris	Houston 77020	4402 Oats — Yes
	1	0	0	Gloria J. Thomas
	4:45 P.M.	T. E. Douthit, Jr. (signature)		M.D.
		8100 Greenbriar		April 27, 1980
	13431	MAY 2, 1980	R.S. Weed (signature)	

1 19 0 1 44 0 — 3 — 4 — 1

AMENDMENT TO CERTIFICATE OF BIRTH

VITAL STATISTICS
Texas Department of State Health Services

BIRTH NO. 096393

REGISTRANT'S FULL NAME AS SHOWN ON BIRTH CERTIFICATE	JERRY WAYNE THOMAS JR	DATE OF BIRTH 04/26/1980
PLACE OF BIRTH - COUNTY	HARRIS	CITY OR TOWN HOUSTON

ITEM OR ITEM NO.	ENTRY ON CERTIFICATE	CORRECT INFORMATION
7.	CAUCASIAN	INDIGENOUS AMERICAN
13.	CAUCASIAN	AMERICAN MOOR

TYPE OF DOCUMENT	DATE OF ORIGINAL ENTRY	BY WHOM ISSUED AND SIGNED	DATE ISSUED
AFFIDAVIT OF PATERNAL GRANDMOTHER, EVORA THOMAS	07/28/2017	SHAWANNA LILLY, NOTARY PUBLIC, STATE OF TEXAS	09/11/2017
AFFIDAVIT OF MOTHER, GLORIA JEAN WOODLEY	08/16/2017	BRUCE JOHNSON, NOTARY PUBLIC, STATE OF TEXAS	09/11/2017

CERTIFICATION: I HEREBY CERTIFY THAT I HAVE EXAMINED THE DOCUMENTS LISTED ABOVE AND THAT THE ABSTRACT IS TRUE AND CORRECT.

DATE FILED 09/11/2017 STATE REGISTRAR [signature]

VS-171 REV. 9/94 Texas Department of State Health Services - Vital Statistics

QA11377824

BON

This is a true and correct reproduction of the original record as recorded in this office. Issued under authority of Section 191.051, Health and Safety Code.

ISSUED SEP 13 2017

TARA DAS
STATE REGISTRAR

WARNING: THIS DOCUMENT HAS A DARK BLUE BORDER AND A COLORED BACKGROUND

ANY ALTERATION OR ERASURE VOIDS THIS CERTIFICATE

THE STATE OF TEXAS

DEPARTMENT OF STATE HEALTH SERVICES — STATE OF TEXAS — VITAL STATISTICS

Exhibit F

Receipt: for Deposit

International Bill of Exchange

Private Master Bond

USPS Registered: ____________________

Steven Mnuchin, Secretary
Department of the Treasury
1500 Pennsylvania Ave. NW
Washington, DC 20220

"International Bill of exchange (UNCITRAL Convention)"
Trade Acceptance
IN ACCORD WITH HJR-192, PUBLIC POLICY, and UNIFORM COMMERCIAL CODE

September 27, 2019

RE: "CHARGEBACK" of UCC CONTRACT TRUST ACCOUNT

Dear Mr. Geithner, Secretary-in-Charge:

Enclosed are documents from my examination of my Commercial Agreements, which I have accepted for value (all related endorsements front and back to include those in accord with UCC-3-419 and the International bill of exchange IUNCITRAL Convention) via Bankers Acceptance for the Charge Back via the enclosed instrument and Bond for deposit. The total amount of NON-NEGOTIABLE CHARGEBACK enclosed is $100,000,000.00.

Please "Charge-Back" (deposit) into my "UCC Contract Account" at $100,000,000.00 and charge my account for the fees necessary for securing and registration for the priority exchange for the tax exemption to discharge the public liability of my personal possessions, and command memory of account No. 452-51-1822, to charge the same to the debtor's order or your order.

This USPS Registered Number ____________________, and funds, is part of my tax estimate, and is directed for use (priority) for the Republic (Article IV, Section 4 of the united States Constitution) initially emanating from Public Policy and HJR-192, and currently germane by amendment and re-codification via the national Uniform Commercial Code , to discharge the Debtor's portion of the public debt through the manner and medium of exchange prescribed therein.

Mr. Mnuchin, as Secretary-in-charge and/or your Deputy-in-charge, are to take my acceptance (BA), this Article Seven receipt, in exchange for the tax exemption priority. This NON-NEGOTIABLE BILL OF EXCHANGE/Trade Acceptance is in accord with both Public Policy and the national Uniform Commercial Code and is presented for the receiver to the Federal Window, for settlement (EFT), within the three (3) day Truth-in-Lending time for settlement of retail agreements. This Bill must be presented for acceptance.

With this POSTED transaction the "CHARGEBACK" charges documented by the enclosed forms are for use by the Republic, and are complete. Please notify S.O.T. – Puerto Rico as to this Charge Back/transaction if necessary

Sincerely,
9/26/19

Thomas Jr, Jerry W. –Beneficiary (Seal ttp)
PO Box 40339
Houston, Texas 77240
united States of America
Exemption Identification No. 30-6591641
Pre-Paid - Preferred Stock
Priority - Exempt from Levy

See attached documents.

PRIVATEREGISTEREDSETOFFBOND

BOND NUMBER
RA201909

$100,000,000.00

Issue Date: Sept 27, 2019

Maturity Date: Sept 27, 2039

Pay to the Order of: UNITED STATES TREASURY ("PAYEE")
1500 Pennsylvania Avenue N.W.
Washington, D.C. 20220

For Further Credit to: Taxpayer/Account JERRY WAYNE THOMAS JR 452-51-1888 /Tax Period:ALL

By/On/Through: Thomas, Jerry W, Principal ("Creditor")
Private Offset Account No. 452511822

KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a *Private Registered Setoff Bond*; and WHEREAS, only fiat money exists in circulation for the discharge of debt:

NOW, THEREFORE, the undersigned Creditor being of sound mind and honorable intentions, for the purposes of protecting secured interests, reserving rights of recourse, remedy and subrogation, and maintaining the honor of the above-named Account Holders and Accounts, does by necessity hereby issue this *Private Registered Setoff Bond*, tendered, in good faith, as full satisfaction of any and all claims and/or demands, to wit: In the Creditor's rightful *Sui Juris* status, the Creditor does hereby knowingly and with full disclosure hold, bind and obligate Creditor's collateral jointly and severally by this instrument as voluntary surety for all of the above-noted Account Holders and Accounts, each severally, for any amount up to and including: **One Hundred-Million United States Dollars**, i.e., **$100,000,000.00**, insuring, underwriting, indemnifying and discharging the said Account Holders and Accounts against any and all pre-existing, current and future losses, costs, debts, taxes, encumbrances, deficits, deficiencies, liens, judgments, true bills, obligations of contract or performance, defaults, charges, and any and all other obligations as may exist or come to exist during the term of this bond (jointly and severally "Liabilities"), thereby honorably discharging and vacating dollar-for-dollar all such obligations until the sum or the term of this bond is exhausted. The PAYEE shall have ten (10) days from presentment to dishonor this bond by returning it to the Principal by registered mail at the exact mailing location shown below. Failure to return this bond will stipulate acceptance and honor. Coupon Interest Rate of 1% is to remitted to issuer during course of holding as requested or in regular intervals. .

SATISFACTION OF LIABILITIES. The PAYEE may demand payment of all or any portion hereof at its discretion by posting the payment to the Private Offset Account above-indicated dollar-for-dollar and transferring the obligation by TT&L or presentment to:

Steven Terner Mnuchin ("Secretary")
Secretary of the Treasury
U.S. Department of the Treasury
1500 Pennsylvania Avenue, N.W.
Washington, D.C. 20220

PRIVATE OFFSET ACCOUNT. The PAYEE shall by the end of business on the day of presentment and in any case no later than one business day thereafter post the full or partial value of this bond to satisfy, set-off, pay, terminate, and discharge dollar-for-dollar in accord with generally accepted accounting principles any and all past, present, and/or future debts, liabilities, encumbrances, deficiencies, deficits, liens, charges, fees, interest, bills, true bills, taxes, obligations of contract and/or performance, instruments of debt, and all other obligations (jointly and severally "Liabilities") attributed to the Account Holders and Accounts above-noted.

AMOUNT DUE: PAYEE enter the amount due below

$ | | | | | | | | | | . | | |

MATURITY. Upon demand, the Secretary shall release the obligation dollar-for-dollar to the extent so paid, with the balance of the bond remaining in full force and effect. Upon satisfaction of this obligation in full, the Secretary shall mark this bond cancelled and return it bearing the marks of cancellation to the Principal or the Principal's heirs by registered mail, all profits and proceeds accruing since presentment to remain with the Secretary for the benefit and use of the United States Department of the Treasury.

IN WITNESS WHEREOF, the Signatory to this bond does hereby affix his respective hand and seal on this Second day of the Eighth month in the year Two Thousand and Ten.

By: ______________________________ (seal)
Thomas, Jerry W, Principal/Underwriter
Exemption ID # 452511822
C/O : 6507 Silver Poplar Ln
Houston, Texas [77084]
Non-domestic without the U.S.